Mail Stop 3720

      March 17, 2006



Via U.S. Mail and Fax (973-438-1424)

Mr. Stephen R. Brown
Chief Financial Officer
IDT Corporation
520 Broad Street
Newark, NJ 07102

	RE:	IDT Corporation
      Form 10-K for Fiscal Year Ended July 31, 2005
		Filed October 14, 2005

		Forms 10-Q for Fiscal Quarters Ended October 31, 2005
      Filed January 31, 2006
      File No. 1-16371


Dear Mr. Brown:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended July 31, 2005

Financial Statements and Notes

Note 1 - Summary of Significant Accounting Polices, page F-7

Revenue Recognition, page F-8
1. Describe for us in more detail the revenue sharing arrangement within your prepaid calling card business in Brazil, as discussed at page 11. Also, advise us and disclose how the related revenues and payments are earned and recorded in the financial statements.
2. Tell us and disclose how you apply SOP 00-02 in recognizing revenues from the nonrefundable minimum guarantee arrangement in film licensing.
3. We note your accounting for revenue recognition from the sales of videocassettes and DVD, net of an allowance for estimated sales returns, on the latter of the estimated receipt of the product by the customer or after any restrictions on sale by the customer terminate.
Addressing the relevant accounting literature, explain this policy for us in more detail and tell us the types of restrictions that are placed on the customer. In addition, tell us how you have applied the guidance in SFAS 48 in determining your revenue recognition policy. Tell us the nature and timing of your historical experience used to estimate sales returns.

Cost Recognition, page F-9
4. We note that you amortize the costs to create a master videocassette or DVD over five years based on historical units sold.
Tell us your basis in GAAP for your accounting policy and how you determined the method and period of amortization of these costs.

Stock Based Compensation, page F-12
5. We note that you accelerated the vesting of options to purchase
4.5 million shares prior to your adoption of SFAS 123(R) and reflected $15.6 million of future compensation in your pro forma disclosure for the year ended July 31, 2005. Tell us how you applied the guidance in paragraphs 32-37 of FIN 44 in determining that you were not required to recognize any compensation expense relating to this transaction in your historical financial statements for the year ended July 31, 2005.


Note 12. Commitments and Contingencies, page F-28
6. In view of your various claims and litigations, advise us and disclose your accounting policy with respect to commitments and contingencies. Also, expand your disclosures to fully comply with the requirements under paragraphs 9 and 10 of SFAS 5 and paragraph 3 of FIN 14 and advise us.


*    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Andrew Mew, Senior Staff Accountant, at
(202)
551-3377 or Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director

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Mr. Stephen R. Brown
IDT Corporation
March 17, 2006
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